UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IZEA Worldwide, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

46604H204
(CUSIP Number)
Rodrigo Boscolo GP Investments, Ltd. 300 Park Avenue S-219 New York, NY 10022 (212) 430-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46604H204

1	Names of Reporting Persons. GP Cash Management, Ltd.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,002,036
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,002,036

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,036
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person CO

CUSIP No. 46604H204

1	Names of Reporting Persons. GP Investments, Ltd.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,002,036
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,002,036

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,036
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person CO

CUSIP No. 46604H204

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned, on May 17, 2024 (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D, as specifically set forth herein.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by GP Cash Management, Ltd. (“GP Cash Management”) and GP Investments, Ltd. (“GP Investments”) with respect to the Common Stock directly and beneficially owned by them. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. GP Investments is the sole shareholder of GP Cash Management. Certain information required by General Instruction C to Schedule 13D is also presented in this Amendment No. 1 for certain additional persons listed in Schedule A hereto (the “Covered Persons”), including Fersen Lambranho and Antonio Bonchristiano, who share voting control over the controlling shareholder of GP Investments.

(b)	The address of the principal business office of GP Cash Management is Lyford Manor, Western Road, Lyford Cay, Nassau, N.P., The Bahamas, PO BOX CB-13007. The address of the principal business office of GP Investments is 16 Burnaby Street, Hamilton, HM 11, Bermuda.

(c)	The principal business of GP Cash Management and GP Investments is purchasing, holding and selling securities for investment purposes.

(d)	During the last five years, none of the Reporting Persons and none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons and none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	GP Cash Management is a Bahamas limited liability company. GP Investments is a Bermuda limited liability company.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On September 6, 2024, GP Cash Management, GP Investments, Rodrigo Boscolo and Mr. Bonchristiano (collectively with each of their affiliates and controlled associates, the “GP Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer agreed to, among other things, (i) appoint each of Messrs. Bonchristiano and Boscolo to the Board; (ii) direct the Board’s Nominations and Corporate Governance Committee (the “NCG Committee”) to conduct a search for a gender diverse director to appoint as a new director to the Board (the “Additional Director”), such Additional Director to be mutually agreed upon by the incumbent directors and Messrs. Bonchristiano and Boscolo; (iii) establish a Strategy and Capital Allocation Committee of the Board comprised of four directors, including Messrs. Bonchristiano and Boscolo and two incumbent directors; (iv) appoint one of Messrs. Bonchristiano or Boscolo to the Compensation Committee of the Board (the “Compensation Committee”) and the NCG Committee; and (v) separate the roles of Chief Executive Officer and Chairman and dissolve the position of Lead Independent Director.

Pursuant to the Cooperation Agreement, the Issuer also agreed to (i) limit the sizes of the Compensation Committee and NCG Committee to a maximum of three directors in each committee; (ii) have management work with the Board to create a detailed plan to put the Issuer on a path to achieving stable and consistent positive “Net Income,” as such term is defined and otherwise understood by generally accepted accounting principles, such plan to be considered by the Board within six weeks of the appointment of Messrs. Bonchristiano and Boscolo to the Board; and (iii) increase the share repurchase program maximum amount to $10,000,000.

Pursuant to the Cooperation Agreement, the GP Parties are subject to certain customary standard standstill restrictions from the date of the Cooperation Agreement until the date that is the later to occur of (i) ten days prior to the deadline of the advance notice period for the submission by stockholders of director nominations for consideration at the Issuer’s 2025 annual meeting of stockholders and (ii) five days following the date that neither Antonio Bonchristiano nor Rodrigo Boscolo (nor any Replacement Director, as defined in the Cooperation Agreement) are on the Board (such period, the “Standstill Period”). During the Standstill Period, the GP Parties and the Issuer also agreed to certain mutual non-disparagement provisions.

During the Standstill Period, the GP Parties will vote all shares of their Common Stock in accordance with the Board’s recommendations with respect to (i) each election of directors, removal of directors or any replacement of directors, (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm, (iii) the Issuer’s “say-on-pay” proposal, and (iv) any other proposal to be submitted to the stockholders of the Issuer by either the Issuer or any stockholder of the Issuer; provided, however, that the GP Parties shall be permitted to vote in their sole discretion on any proposal of the Issuer in respect of any Extraordinary Transaction or the Rights Agreement (each, as defined in the Cooperation Agreement) and in accordance with Institutional Shareholder Services, Inc. (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”) if ISS and Glass Lewis publish a voting recommendation that differs from the Board’s recommendation with respect to any proposal (other than proposals related to election, removal or replacement of directors, the authorization of shares, or the issuance of equity in connection with employee compensation).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 16,450,424 shares of Common Stock outstanding as of August 9, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

GP Cash Management directly owns 3,002,036 shares of Common Stock.

The Covered Persons disclaim beneficial ownership over all of the shares of Common Stock reported as owned by the Reporting Persons, except to the extent of their pecuniary interest therein.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None of the Reporting Persons and none of the Covered Persons have engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

(d)	No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares subject to this Schedule 13D.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons or the Covered Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On September 6, 2024, the Reporting Persons and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

As directors of the Issuer, Messrs. Bonchristiano and Boscolo are subject to and intend to comply with the policies and guidelines of the Issuer applicable to all directors of the Issuer, including, without limitation, policies related to the trading of the Issuer’s securities.

As a result of Messrs. Bonchristiano’s and Boscolo’s positions at the Issuer, on the one hand, and GP Cash Management and GP Investments, on the other hand, GP Cash Management and GP Investments are subject to and intend to adhere to the policies of the Issuer, including certain policies related to the trading of the Issuer’s securities, subject to certain exceptions.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the Covered Persons and any other persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	Cooperation Agreement, dated September 6, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

GP CASH MANAGEMENT, LTD.

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Legal Representative

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Legal Representative

GP INVESTMENTS, LTD.

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Legal Representative

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Legal Representative

Schedule A

Name	Business Address	Country of Citizenship	Present principal occupation or employment
Fersen L. Lambranho*†	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	Chairman at GP Investments
Antonio Bonchristiano*†	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	CEO & Board Member at GP Investments
Danilo Gamboa*	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	CEO at AKAD Seguros S.A. Av. das Nações Unidas, 12995 - 24º andar - Brooklin, 04578-911, São Paulo/SP, Brazil
Christopher Wright*	16 Burnaby Street, Hamilton, HM1, Bermuda	United Kingdom	Director at Merifin Capital Place Flagey 18 B-1050 Brussels Belgium
Alfred M. Vinton*	16 Burnaby Street, Hamilton, HM1, Bermuda	United States	—
Rodrigo Boscolo†	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	CFO at GP Investments
Mara Elisa Pedretti	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	Officer at GP Investments
Carlos Pessoa	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	Officer at GP Investments
Alexandre Manrubia Haddad Filho	16 Burnaby Street, Hamilton, HM1, Bermuda	Brazil	CCO at GP Investments

*	Denotes a director of GP Investments
†	Denotes a director of GP Cash Management